Exhibit (a)(4)

STATION CASINOS COMPLETES MERGER

LAS VEGAS, November 7, 2007 — Station Casinos, Inc.  (NYSE: STN; “Station” or the “Company”) , announced the completion of its merger with FCP Acquisition Sub, a Nevada corporation (“Merger Sub”), pursuant to which Merger Sub merged with and into the Company with the Company continuing as the surviving corporation. The merger was completed pursuant to the Agreement and Plan of Merger dated as of February 23, 2007 and amended as of May 4, 2007, among the Company, Fertitta Colony Partners LLC, a Nevada limited liability company (“Parent”), and Merger Sub.

Station’s stockholders approved the merger and merger agreement at a special meeting held on August 13, 2007.

As a result of the merger, the issued and outstanding shares of non-voting common stock of Station are owned by affiliates of Frank J. Fertitta III, Chairman and Chief Executive Officer of Station, affiliates of Lorenzo J. Fertitta, Vice Chairman and President of Station, affiliates of Blake L. Sartini and Delise F. Sartini and affiliates of Colony Capital, LLC.  Under the terms of the merger agreement, holders of Station common stock (other than shares of Station common stock owned by Parent, Merger Sub, FCP Holding, Inc., a Nevada corporation and a wholly-owned subsidiary of Parent, Fertitta Partners LLC or any wholly-owned subsidiary of Station and other than shares of Station common stock held in treasury) will receive $90.00 in cash, without interest, for each outstanding share of Station common stock. Station common stock will cease trading on the New York Stock Exchange at market close on November 7, 2007, and will no longer be listed on any exchange or quotation system.

Stockholders who possess stock certificates will receive instructions and a letter of transmittal from Wells Fargo Bank, N.A., the paying agent, concerning how and where to forward their certificates for payment.  For shares held in “street name” by a broker, bank or other nominee shareholders will not need to take any action to have shares converted into cash, as this will be done by the broker, bank or other nominee.

About Colony Capital, LLC

Founded in 1991 by Chairman and Chief Executive Officer Thomas J. Barrack, Jr., Colony Capital, LLC (“Colony”) is a private, international investment firm focusing primarily on real estate-related assets, securities and operating companies.  The firm has invested approximately $36 billion in over 8,500 assets through various corporate, portfolio and complex property transactions.  As one of the few private investment firms licensed in gaming, Colony owns Resorts International Atlantic City, the Las Vegas Hilton, Resorts Tunica, Atlantic City Hilton and Bally’s Tunica.  Colony is also a partner in Accor Casinos in Europe.  Colony has a staff of more than 160 and is headquartered in Los Angeles, with offices in New York, Boston, Hawaii, London, Paris, Madrid, Rome, Beirut, Beijing, Hong Kong, Seoul, Taipei and Tokyo. For more information visit www.colonyinc.com.

Company Information

Station Casinos, Inc. is the leading provider of gaming and entertainment to the residents of Las Vegas, Nevada. Station’s properties are regional entertainment destinations and include various amenities, including numerous restaurants, entertainment venues, movie theaters, bowling and convention/banquet space, as well as traditional casino gaming offerings such as video poker, slot machines, table games, bingo and race and sports wagering. Station owns and operates Red Rock Casino Resort Spa, Palace Station Hotel & Casino, Boulder Station Hotel & Casino, Santa Fe Station Hotel & Casino, Wildfire Casino and Wild Wild West Gambling Hall & Hotel in Las Vegas, Nevada, Texas Station Gambling Hall & Hotel and Fiesta Rancho Casino Hotel in North Las Vegas, Nevada, and Sunset Station Hotel & Casino, Fiesta Henderson Casino Hotel, Magic Star Casino, Gold Rush Casino and Lake Mead Casino in Henderson, Nevada. Station also owns a 50% interest in Green Valley Ranch Station Casino, Barley’s Casino & Brewing Company and The Greens in Henderson, Nevada and a 6.7% interest in a joint venture that owns the Palms Casino Resort in Las Vegas, Nevada. In addition, Station manages Thunder Valley Casino near Sacramento, California on behalf of the United Auburn Indian Community.

Contact:	Station Casinos, Inc., Las Vegas
Thomas M. Friel, 800-544-2411 or 702-495-4210
Executive Vice President, Chief Accounting Officer and
Treasurer
or
Lori B. Nelson, 800-544-2411 or 702-495-4248
Director of Corporate Communications